April 23, 2025

VIA EDGAR

Laura Veator

Stephen Krikorian

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Re:	SES S.A.
Draft Registration Statement on Form F-4
Submitted April 1, 2025
CIK No. 0001347408

Dear Ms. Veator and Mr. Krikorian:

On behalf of SES S.A. (the “Company”), please find our response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated April 16, 2025 (the “Comment Letter”) regarding the Draft Registration Statement on Form F-4 submitted on a confidential basis by the Company on April 1, 2025 (the “Draft Registration Statement”). Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in italics is the comment contained in the Staff’s Comment Letter pertaining to the Draft Registration Statement. Immediately below the Staff’s comment is the Company’s response to the comment.

The Company is concurrently confidentially providing to the SEC Amendment No. 3 to the Draft Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 3”).

Amendment No. 2 to Draft Registration Statement on Form F-4

SES Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources as of and For The Year Ended December 31, 2024 and

December 31, 2023

Capital Expenditure, page 123

1.

Please clarify if the costs you expect to incur in connection with the development of the IRIS system, described on page 105, are included in your projected future capital expenditures. If not, tell us what consideration you gave to disclosing these expected costs, or a range of expected costs, if material. Please also clarify your expected sources of funding for these expenditures.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we’ve modified the disclosures on pages 131, 152 and 170 of the Registration Statement in response to the Staff’s comments.

*  *  *

Gibson, Dunn & Crutcher LLP

200 Park Avenue | New York, NY 10166-0193 | T: 212.351.4000 | F: 212.351.4035 | gibsondunn.com

Laura Veator

Stephen Krikorian

April 23, 2025

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Eric Scarazzo, of Gibson, Dunn & Crutcher LLP by telephone at (212) 351-2389 or via email at EScarazzo@gibsondunn.com.

Sincerely,

SES S.A.

By:	/s/ Sandeep Jalan
Sandeep Jalan
Chief Financial Officer